               Morgan Stanley Dean Witter Asia-Pacific Fund, Inc.
                             (For Immediate Release)


         New York, New York, March 29, 2001 - Morgan Stanley Dean Witter Asia-Pacific Fund, Inc. (NYSE: APF) (the "Fund") announced today that the Fund's tender offer for 14,357,219 of its issued and outstanding shares of common stock, representing approximately 25% of the Fund's outstanding shares, expired today at 5:00 p.m., New York City time.

         Based upon current information, approximately 39,668,307 shares were tendered, including shares tendered pursuant to notices of guaranteed delivery. Based on this preliminary information, the proration for each tendering stockholder is estimated to be 36.19% of the shares properly tendered. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased will be announced at a later date. Management of the Fund anticipates acceptance on April 4, 2001 of 14,357,219 shares properly tendered and that payment for such shares will be made on or about April 9, 2001. The purchase price of properly tendered shares is equal to 95% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on March 29, 2001.

         The Fund is a non-diversified, closed-end management investment company, the shares of which are listed on the NYSE (APF). The Fund's investment objective is long-term capital appreciation which it seeks to achieve by investing primarily in equity securities of Asian-Pacific issuers and by investing, from time to time, in debt securities issued or guaranteed by Asian-Pacific governments or governmental entities. Morgan Stanley Dean Witter Investment Management Inc. is the Fund's investment manager.

         For further information, please contact Georgeson Shareholder Communications Inc., 17 State Street, New York, New York, at 800-223-2064.